Exhibit 15.2

Acknowledgement of Independent Registered Public Accounting Firm

May 10, 2005

The Board of Directors

Education Management Corporation and Subsidiaries

We are aware of the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-20057, 333-20073, 333-31398, 333-76096, 333-76654, 333-85518, 333-106270, 333-106271, 333-110706) for the registration of shares to be offered to employees under Education Management Corporation and Subsidiaries’ Deferred Compensation Plan and Retirement Plan of our reports dated October 28, 2004, February 4, 2005, and May 2, 2005 relating to the unaudited condensed consolidated interim financial statements of Education Management Corporation and Subsidiaries that are included in its Forms 10-Q for the quarters ended September 30, 2004, December 31, 2004, and March 31, 2005.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania